Exhibit 99.1

MoneyHero Group Provides Guidance for Over $100 Million in Annual Revenue and Profitability in 2024; Elevates Shravan Thakur to Chief Commercial Officer to Support Growth and Expand Leadership Team

3-Apr-2024

Former Group Head of Commercial and distinguished global executive (American Express, PricewaterhouseCoopers, etc.) to oversee and optimize all commercial aspects of MoneyHero’s operations across Greater Southeast Asia

Unaudited fiscal year 2023 enterprise-wide revenue growth of more than 20% year-over-year and Q4 2023 revenue growth of more than 60% year-over-year

SINGAPORE, April 03, 2024 (GLOBE NEWSWIRE) – MoneyHero Limited (NASDAQ: MNY) (“MoneyHero” or the “Company”), a market-leading personal finance and digital insurance aggregation and comparison platform in Greater Southeast Asia, today announced the promotion of distinguished global executive, Shravan Thakur, to Chief Commercial Officer (“CCO”), effective March 20, 2024. Prior to this appointment, Mr. Thakur had previously served as MoneyHero’s Group Co-Head of Commercial since November 2022, where he oversaw the Company’s commercial strategies in Hong Kong and Taiwan, as well as the formation of a strategic partnership with TransUnion for MoneyHero’s pivotal credit scoring offerings. He joined the Company in April 2021 as the General Manager of Hong Kong.

In his new role as CCO, Mr. Thakur will work directly with MoneyHero’s Chief Executive Officer, Rohith Murthy, the Company’s management team, and the Board of Directors to optimize all MoneyHero’s commercial operations throughout Greater Southeast Asia. Specifically, Mr. Thakur will oversee:

●	Development and implementation of MoneyHero’s go-forward commercial strategies;
●	Growth and diversification of revenue streams across the Company’s integrated business units;
●	Improvement of enterprise-wide profitability;
●	Development and enhancement of corporate partnerships; and
●	Scaling the Company’s commercial and analytics departments with top talent, technology, and other strategic resources.

Mr. Thakur brings more than 20 years of senior commercial and operational experience to this CCO role, including three years with MoneyHero. Prior to joining the Company, Mr. Thakur previously held executive roles with several prominent global companies, including American Express and PricewaterhouseCoopers. His areas of expertise include growth and transformational strategies, business development, P&L management, partnership programs, team building, and broader corporate affairs. He will split his time between Hong Kong and MoneyHero’s headquarters in Singapore.

“I am thrilled to take this next step with MoneyHero, which has become the largest and most dynamic player in the personal finance aggregation and comparison sector in Greater Southeast Asia,” said Mr. Thakur. “Between our existing infrastructure, stellar reputation, years of sustained performance, and unique and deep access to capital through our successful U.S. listing last year, MoneyHero has never been better positioned for the future. I am excited about the opportunities that lay ahead and look forward to scaling the business—while improving profitability—against a complex backdrop of accelerated digitization, product innovation, and ever-evolving consumer preferences.”

The promotion of Mr. Thakur to CCO comes as part of MoneyHero’s efforts to expand its executive team and platform after its successful listing on Nasdaq. The Company, which has dramatically outpaced the performance of peers in the marketplace, saw unaudited fiscal year 2023 enterprise-wide revenue growth of more than 20% year-over-year (“YoY”) and Q4 2023 revenue growth of more than 60% YoY. In the key markets of Singapore and Hong Kong, MoneyHero saw over 130% and 40% YoY Q4 revenue growth, respectively1. This positive performance was driven by continued investments that enhance and diversify the MoneyHero platform, while efficiently capturing greater market share. These investments include significant initiatives with the Company’s insurance offerings and substantial scaling of MoneyHero’s unique B2B2C platform, Creatory, which is now a major contributor to the Company’s integrated revenue streams. The Company will continue to execute on this ‘buy-versus-build’ approach throughout 2024 and beyond to maintain its growth rate and further-dominate market share across Greater Southeast Asia.

“On behalf of MoneyHero, I want to congratulate Shravan on his well-deserved promotion as we cap off another year of strong performance and embark on a new journey of ambitious growth,” said Rohith Murthy, CEO. “Looking forward in 2024, we are poised for accelerated revenue increases across our platform, fueled by our team’s proven ability to scale efficiently and organically. In fact, subject to the risks regarding forward-looking statements highlighted by the Company in this press release and its public filings, MoneyHero is set to surpass the key threshold of $100 million in enterprise-wide revenues this year, aiming also to achieve adjusted EBITDA positivity—a feat unmatched by any personal finance aggregation platform in our region. Our strategic approach is proving successful, keeping us committed to delivering exceptional value to all our stakeholders.”

For more information about MoneyHero, including information for investors and learning about career opportunities, please visit www.MoneyHeroGroup.com.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY), formerly known as Hyphen Group or CompareAsia Group, is a market leader in the online personal finance and insurance aggregation and comparison sector in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan, the Philippines, and Malaysia with respective brands for each local market. MoneyHero currently managed 279 commercial partner relationships and services 8.7 million Monthly Unique Users2 across its platform for the 12 months ended December 31, 2023. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

[1]	The results are unaudited, subject to the completion of the Company’s quarterly financial reporting processes, reviews, audit, and potential adjustments that might result.

[2]	“Monthly Unique User” means as a unique user with at least one session in a given month as determined by a unique device identifier from Google Analytics. A session initiates when a user either opens an app in the foreground or views a page or screen and no session is currently active (e.g., the user’s previous session has ended). A session ends after 30 minutes of user inactivity. The Company measures Monthly Unique Users during a time period longer than one month by averaging the Monthly Unique Users of each month within that period.

Unaudited Results

These results are unaudited and subject to the completion of the Company’s financial reporting processes, reviews, audit, and are subject to change.

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Company’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors, including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operate; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions; changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-1, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 22, 2024, and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in these forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

For inquiries, please contact:

Investors:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media:

Gaffney Bennett PR

MoneyHero@gbpr.com

3